Exhibit 99.1

Cenovus increases third quarter oil sands production by 25%

Company’s expansion plans on track

•                  Production from the Foster Creek and Christina Lake oil sands projects increased 25% in the third quarter of 2010 compared with the same period in 2009.

•                  The Christina Lake phase C expansion is approximately 80% complete and on schedule.

•                  Foster Creek F, G and H expansions received regulatory approval, marking a milestone in Cenovus’s plan to achieve oil sands production of 300,000 barrels per day (bbls/d) in 2019.

•                  Cash flow remained strong at $509 million for the quarter.

•                  Established oil and natural gas properties generated about $340 million of operating cash flow in excess of capital expenditures in the third quarter of 2010, providing cash to fund the company’s oil sands growth.

•                  The company sold $159 million of non-core assets as part of its divestiture program.

•                  The company’s financial position strengthened further in the quarter, with a debt to capitalization ratio of 26% and a renegotiated bank facility.

•                  Corporate guidance was updated to reflect nine-month actual results and the company’s expectations for the fourth quarter.

“The company delivered strong upstream performance in the quarter, which was partially offset by weaker refining results,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We continue to make good progress on the construction of expansion phases at Christina Lake and received regulatory approval to add three new phases at Foster Creek. These are significant milestones in our plan to achieve a five-fold increase in oil sands production by the end of 2019. The coker and refinery expansion project at our jointly owned Wood River Refinery also advanced and is now 87% complete.’’

Financial & Production Summary[1]

(for the period ended September 30) ($ millions, except per share amounts)	2010 Q3	2009 Q3	% change	2010 9 months	2009 9 months	% change
Cash flow[2] Per share diluted	509 0.68	924 1.23	-45	1,767 2.35	2,610 3.48	-32
Operating earnings[2] Per share diluted	159 0.21	427 0.57	-63	654 0.87	1,353 1.80	-52
Capital investment	480	515	-7	1,403	1,655	-15
Production (before royalties)
Foster Creek (bbls/d)	50,269	40,367	25	50,798	34,593	47
Christina Lake (bbls/d)	7,838	6,305	24	7,660	6,489	18
Foster Creek & Christina Lake Total (bbls/d)	58,107	46,672	25	58,458	41,082	42
Other Oil and NGLs (bbls/d)	69,960	79,815	-12	70,594	78,235	-10
Natural gas (MMcf/d)	738	830	-11	754	851	-11

1 Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis.

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

1

Calgary, Alberta (October 28, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered strong production growth from its oil sands assets with a 25% increase at Foster Creek and Christina Lake in the third quarter of 2010 compared with the same period last year. Expansions helped boost net oil production from the two facilities to 58,000 bbls/d from 47,000 bbls/d in the third quarter of 2009. Foster Creek achieved a new daily record for gross production of 119,000 bbls/d in the third quarter, approaching the design capacity of the facility.

“The company’s upstream operating and financial performance is meeting or exceeding expectations, driven by higher than anticipated production at our oil sands operations and lower than projected operating and capital expenditures,’’ Ferguson said.

Cenovus continues to add production capacity at both Christina Lake and Foster Creek. Construction is progressing as planned on Christina Lake phases C and D, which will each add 40,000 bbls/d of gross production capacity. Christina Lake phase C is approximately 80% complete, on budget and on schedule for first production in the third quarter of 2011. Site preparation is underway for phase D and module fabrication continues at Cenovus’s assembly yard in Nisku, Alberta, with the first modules for phase D shipped to Christina Lake in mid-October. The regulatory process is ongoing for Christina Lake phases E, F and G with approval anticipated in 2011. In September, Cenovus received regulatory approval for phases F, G and H at Foster Creek, which are expected to increase gross production capacity by 90,000 bbls/d to 210,000 bbls/d. Site preparation is underway for the first of these expansions with initial production for phase F scheduled in 2014.

“We have regulatory approvals in place and construction in progress for 170,000 barrels per day of gross oil sands production capacity in addition to current production,’’ Ferguson said. “The company has a strong balance sheet to support the development of these lands as well as additional holdings. We’re off to a solid start on the road we’ve mapped out toward doubling our net asset value within the next five years and increasing total shareholder returns.’’

Overall cash flow for the third quarter of 2010 was $509 million, $415 million lower compared with the same period last year, a 45% decrease. This was largely due to weaker realized natural gas prices, which were 37% less than the third quarter of 2009, when the company’s hedges were priced significantly higher. Cenovus has chosen to restrict capital investment in natural gas in favour of increasing investment in oil projects. As a result, natural gas production has declined by 11%. The company also paid higher royalties on its Foster Creek production after the project reached royalty payout earlier this year.

Downstream operations in the third quarter of 2010 fell short of the company’s expectations. Operating cash flow from the refineries was a deficiency of $32 million, which is $127 million lower than the third quarter of 2009. The decrease was mainly due to higher per unit crude oil costs and lower utilization as a result of a power outage at the Wood River Refinery and a longer than expected turnaround at the Borger Refinery. The company expects its refining results in the fourth quarter to benefit from lower-priced Canadian crude purchased in the third quarter. Despite recent cyclical weakness in the refining industry, the company expects substantial improvements in profitability when the refinery expansion at its Wood River facility comes on stream in the fourth quarter of 2011.

Page 2	Q3 2010

The company has updated its guidance for the balance of this year to reflect actual production and commodity prices for the first nine months of 2010 and new assumptions for the fourth quarter. The updated guidance is available at www.cenovus.com.

Organizational changes support strategic business plan

Cenovus is making changes to its organizational structure to help the company deliver on its 10-year strategic business plan. The changes include the elimination of the divisional format in favour of a consolidated business structure. The members of the executive team remain the same although some roles have changed. John Brannan will take on the new position of Executive Vice-President & Chief Operating Officer with responsibility for all of Cenovus’s operations. Harbir Chhina will become Executive Vice-President, Oil Sands, and focus on the operation and development of Cenovus’s properties in northern Alberta including the Foster Creek Region, the Christina Lake Region and the Greater Pelican Region. He will also lead the Research & Development/Technology and New Resource Plays & New Ventures teams. The restructuring places a greater focus on the company’s marketing and downstream operations at the executive level with Don Swystun moving to the role of Executive Vice-President, Refining, Marketing, Transportation & Development. Harbir and Don and other operations leaders will report directly to John. The changes will take effect December 1, 2010.

“This shift in the way the company is organized is designed to support the growth plan we have in place for the coming decade,” Ferguson said. “When we launched Cenovus, we chose to maintain the existing divisional structure to ensure consistent operational performance and minimize risk. As we approach the one-year anniversary of the company, we are now ready to take this important step to help us increase efficiency and place us in an even better position to succeed.”

Recognition for leadership in emissions reporting and sustainability

The company received recognition for its leadership in the reporting of greenhouse gas (GHG) emissions by being included in the 2010 Carbon Disclosure Leadership Index for Canada. Cenovus was one of 15 Canadian companies recognized by the Carbon Disclosure Project for its exceptional levels of climate change disclosure. The Carbon Disclosure Project is organized by a coalition of global institutional investors and operates the world’s largest storehouse of data on corporate GHG emissions.

Cenovus was added to the 2010 Dow Jones Sustainability Index (DJSI) North America during the third quarter. The DJSI recognizes the leading companies in terms of sustainability from Canada and the United States, with selection being based on an annual assessment of their economic, social and environmental performance.

IMPORTANT NOTE: Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis to better reflect its business and to enhance comparability to its peers. All numbers are net to Cenovus unless otherwise stated. See the Advisory for a description of the non-GAAP measures and oil and gas definitions used in this news release. Cenovus has posted its Interim Consolidated Financial Statements to www.cenovus.com.

Page 3	Q3 2010

Oil Sands Operations

(Before royalties) (Mbbls/d)	Daily Production
	2010						2009		2008
	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Foster Creek	51	50	51	51	38	47	40	35	29	26
Christina Lake	8	8	8	7	7	7	6	7	7	4
Total[1]	58	58	59	59	44	54	47	41	35	30

1 Totals may not add due to rounding.

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta represent the company’s most significant opportunity for substantial near term growth. Cenovus’s producing oil sands projects, Foster Creek and Christina Lake, use specialized methods, such as steam-assisted gravity drainage (SAGD), to drill and pump the oil to the surface. The projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus continues to advance technologies in its oil sands operations that reduce the amount of water, natural gas and electricity used and minimize land disturbance.

Production

•                  Quarterly production at both Foster Creek and Christina Lake slightly exceeded the company’s original guidance.

•                  Foster Creek produced more than 50,000 bbls/d (net) in the third quarter of 2010, up from about 40,000 bbls/d (net) during the same period last year, a 25% increase. This is mainly due to increased production from the phase D and E expansions, combined with plant and well optimizations and increased output from wedge wells.

•                  Third quarter production at Foster Creek was slightly lower than the second quarter because of two external power outages and a water-handling system disruption. Foster Creek began a planned turnaround near the end of the third quarter, which reduced production by approximately 17% for three weeks. The plant returned to full production capacity on October 18 and remains on track to meet production guidance.

•                  About 13% of current production at Foster Creek comes from wedge wells. The individual horizontal wells are drilled between existing SAGD well pairs, reaching oil that would otherwise be unrecoverable. Wedge wells have the potential to increase overall recovery from the reservoir by about 10%, while at the same time reducing the steam to oil ratio (SOR). The company plans to drill four new wedge wells at Foster Creek by the end of the year, in addition to the 47 drilled to date, 30 of which are producing. One wedge well is producing at Christina Lake, with three more expected to commence drilling by the end of the year.

•                  Production at Christina Lake increased by 24% to about 7,800 bbls/d (net) in the third quarter compared with the same period in 2009. This was mainly due to increased production from the phase B expansion, well optimizations and production from the first wedge well.

Page 4	Q3 2010

Expansions

•                  In the third quarter of 2010, the company received regulatory approval from the Alberta Energy Resources Conservation Board (ERCB) for the Foster Creek expansion phases F, G and H. When these phases are completed, they are expected to increase Foster Creek’s gross production capacity to 210,000 bbls/d from the current 120,000 bbls/d. The next step for the expansion project is to receive final partner approvals.

•                  Engineering and preliminary ground work on phase F at Foster Creek is underway, with first production expected in 2014. The other two phases are expected to start producing in 2016 and 2017, respectively.

Costs

•                  Operating costs at Foster Creek and Christina Lake were better than the company’s original guidance, averaging $11.20/bbl in the third quarter of 2010, a 2% reduction from $11.47/bbl in the third quarter of 2009. This was mainly due to increased production, offset by higher repair, maintenance and workover expenses, increased fuel costs and higher staffing levels.

•                  Fuel expenses are the company’s most significant operating cost at Foster Creek and Christina Lake. Removing that element, non-fuel operating costs were better than the company anticipated at $9.25/bbl in the third quarter of 2010 compared with $10.00/bbl in the third quarter of 2009, an 8% decrease.

•                  As a result of the Foster Creek project reaching payout for royalty purposes in February, its average royalty rate was about 18% in the third quarter of 2010 compared with 3% in the third quarter of 2009, an increase of $34 million.

•                  Cenovus continues to achieve some of the best SORs in the industry with a ratio of approximately 2.0 at Christina Lake and 2.3 at Foster Creek for a combined SOR of 2.3 in the third quarter. This means 2.3 barrels of steam are needed for every barrel of oil produced. A lower SOR means less natural gas is used to create the steam, which results in fewer emissions, lower water usage and reduced operating costs.

Future Projects

•                  A regulatory application for the Narrows Lake project, jointly owned with ConocoPhillips, is now with the ERCB and Alberta Environment. The application is the first to include the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d. The target date for first production is 2016. In preparation for regulatory approval, 35 stratigraphic test wells have been drilled at Narrows Lake to date in 2010.

•                  Drilling of a single SAGD well pair and installation of the pilot facility is nearing completion at Grand Rapids in the Greater Pelican Region. Grand Rapids is a 100% Cenovus-owned project that has the potential to add production capacity of up to 180,000 bbls/d upon completion. Cenovus is anticipating approval from Alberta Environment within the next month for the Grand Rapids pilot, which falls under the company’s existing Pelican Lake operating license. Early results from the Grand Rapids pilot are expected in the first half of 2011. The first commercial phase of the project, with capacity of 60,000 bbls/d, could be in production by 2017.

Page 5	Q3 2010

•      Additional information about the geology of the reservoir is being collected to support the regulatory application that was previously filed for the Telephone Lake project in the Borealis Region. Cenovus drilled 26 stratigraphic test wells and 16 additional groundwater monitoring wells in the first nine months of 2010 at Telephone Lake to better assess the characteristics and quality of the resource.

Conventional Oil, Natural Gas Liquids (NGLs) and Natural Gas

(Before royalties)	Daily Production[1]
	2010					2009		2008
	YTD	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Conventional Oil & NGLs (Mbbls/d)	71	70	70	72	77	75	80	76	79	82
Natural Gas (MMcf/d)	754	738	751	775	837	797	830	856	866	954

1 Reflects production from the sale of non-core assets in the fourth quarter of 2009, and the second quarter of 2010.

Cenovus has a large base of conventional oil and natural gas properties across Alberta and Saskatchewan. The oil operations include Pelican Lake (Wabiskaw formation) and Weyburn as well as production in southern Alberta and Saskatchewan. Cenovus’s natural gas properties in Alberta are established, reliable fields with efficient operations. These established assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as a hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                  Conventional oil and NGLs production was about 70,000 bbls/d in the third quarter of 2010, or a 12% decrease compared with the same period last year. This was primarily the result of expected natural declines, dispositions of non-core properties, as well as temporary pipeline constraints. The declines were partially offset by better than anticipated results from the company’s polymer flood at Pelican Lake, well optimization efforts at Weyburn as well as new production in the Lower Shaunavon and southern Alberta areas.

•                  The Lower Shaunavon oil asset in Saskatchewan is an early stage development opportunity for Cenovus. Production averaged about 585 bbls/d from 12 wells during the third quarter. The company has drilled an additional six wells in this area and continues to actively drill.

•                  The company has almost 225 prospective sections in the Bakken region of southern Saskatchewan. Development is in the early stages and Cenovus is analyzing the results of the initial appraisal wells drilled. Work on both the Shaunavon and Bakken assets in the third quarter was delayed by wet weather.

•                  Operating costs for Cenovus’s conventional oil and liquids operations increased 42% to $12.11/bbl in the third quarter of 2010 compared with the same period last year, in line with the company’s original guidance. This was mainly due to increased workover, repair and maintenance activity as well as lower production volumes. There was also increased chemical usage at Pelican Lake as more wells were switched to polymer injection, which is expected to lead to increased oil recovery over time. In response to low commodity prices in 2009, some workover and maintenance projects were deferred to this year.

•                  Natural gas production was 738 million cubic feet per day (MMcf/d), an 11% decrease in the third quarter of 2010 compared with the same period in 2009. This was due to the company shifting capital from natural gas to crude oil development in response to low natural gas prices.

Page 6	Q3 2010

•                  Cenovus plans to manage declines in natural gas production, targeting a long term production level of between 400 and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

•                  A pilot project began during the quarter at Pelican Lake to test the use of compressed natural gas to fuel company pickup trucks. The natural gas is produced at the site and a filling station was installed and is now operating.

Downstream

Cenovus’s downstream operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips. The Borger Refinery has gross coking capacity of 25,000 bbls/d. The coker and refinery expansion (CORE) project at Wood River is adding 65,000 bbls/d gross coking capacity, bringing the total at Wood River to 83,000 bbls/d. With completion of the CORE project, Cenovus’s Wood River Refinery will have an increased ability to process a variety of crude oil feedstocks and produce a larger percentage of high value clean products. It is anticipated operating cash flow at Wood River will improve by about US$200 million a year net to Cenovus once the project is completed. The company’s two refineries will then have a combined capacity to process as much as 275,000 bbls/d of heavy crude oil.

•                  In the third quarter of 2010, the two refineries produced 409,000 bbls/d of refined products, down about 9% compared with the third quarter of 2009.

•                  Operating cash flow for downstream operations in the third quarter of 2010 did not meet the company’s expectations. There was a deficiency of $32 million, down from a surplus of $95 million in the third quarter of 2009, mainly due to higher per unit crude oil costs and reduced utilization. The company has updated its guidance for the remainder of the year.

•                  Refinery crude utilization averaged 89% or 401,000 bbls/d of crude throughput, about 6% lower than in the same period a year ago, due to an extended turnaround at Borger, a power outage at Wood River and unplanned maintenance.

•                  The CORE project was about 87% complete at the end of the third quarter. Commissioning of several of the process units has been completed with an anticipated coker startup in the fall of 2011, when the company expects that CORE project expenditures will have reached US$3.7 billion (US$1.85 billion for Cenovus).

Financial

Dividend

The Cenovus Board of Directors declared a fourth quarter dividend of $0.20 per share, payable on December 31, 2010, to common shareholders of record as of December 15, 2010. Based on the October 27, 2010 closing share price on the Toronto Stock Exchange of $29.09, this represents an annualized yield of about 2.8%. Declaration of dividends is at the sole discretion of the Board. Earlier this year, the Board approved a dividend reinvestment plan, which was made available to shareholders for the second quarter 2010 dividend. More information is available at www.cenovus.com.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy is to hedge up to 75% of the next year’s expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the following two years.

Page 7	Q3 2010

The company has approval for fixed price hedges on as much as 50% of net liquids production in the next year and on 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 100 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by the gas Cenovus produces. This natural hedge is considered when determining the company’s financial hedging limits.

Cenovus’s hedging position at September 30, 2010, comprises:

•                  412 MMcf/d of natural gas hedged for the fourth quarter of this year, or approximately 70% of the quarter’s expected gas production, net of internal use, at an average NYMEX price of US$6.28/Mcf

•                  29,100 bbls/d of crude oil hedged for the fourth quarter of this year, or approximately 23% of the quarter’s anticipated oil production, at an average WTI price of US$78.91/bbl and an additional 5,000 bbls/d, or approximately 4% of the quarter’s expected oil production, at an average WTI price of C$89.65/bbl

•                  22,000 bbls/d of 2011 oil production hedged at an average WTI price of US$85.42/bbl and an additional 23,000 bbls/d hedged at an average WTI price of C$88.36/bbl

•                  351 MMcf/d of natural gas hedged for 2011 at an average NYMEX price of US$5.82/Mcf

•                  130 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$5.96/Mcf

Cenovus’s realized after-tax hedging gains for the third quarter of 2010 were $61 million, down from $238 million in the third quarter of 2009, when natural gas hedging prices were significantly higher.

Financial Highlights

•                  Cash flow for the third quarter of 2010 was $509 million, down 45% from the same period in 2009, largely due to lower realized natural gas prices, managed declines in gas production and lower cash flow from Cenovus’s U.S. refining joint venture.

•                  Capital investment during the quarter was $480 million, a decrease of 7% compared with the third quarter of 2009, primarily due to the CORE project at the Wood River Refinery nearing completion, partially offset by increased investment in conventional oil properties as well as the Christina Lake expansion.

•                  Free cash flow was $29 million for the third quarter of 2010, $380 million lower than in the third quarter of 2009.

•                  Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At September 30, 2010, the company’s debt to capitalization ratio was 26% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.2 times.

•                  Operating earnings were $159 million, or 21 cents per share, down 63% from the same period a year ago, for reasons similar to those outlined for cash flow. Cenovus’s management views operating earnings as a better measure of performance than net earnings because unrealized gains and losses are removed from operating earnings.

•                  Cenovus’s net earnings in the third quarter were $223 million, more than double the same quarter in 2009. Net earnings were positively impacted by an unrealized mark-to-market after-tax gain of $45 million, compared with an after-tax loss of $252 million in the third quarter of 2009, and an unrealized after-tax foreign exchange gain of $19 million, compared with an after-tax loss of $74 million in the third quarter of last year, offset by lower cash flow.

Page 8	Q3 2010

•                  Cenovus received an average realized price, including hedging, of $61.88/bbl for its oil, compared with about $64.00/bbl during the third quarter of last year. The average realized price, including hedging, for natural gas was $4.77/Mcf, 37% less than the third quarter of 2009, which included substantial hedging gains.

•                  In September, Cenovus renegotiated its $2.5 billion revolving syndicated credit facility, combining two existing tranches into a single tranche with a four-year term, and a maturity date of November 30, 2014. As of September 30, the company had utilized $22 million of the facility, leaving nearly the full amount available for use.

•                  Cenovus sold certain non-core assets in southeastern Alberta and southwestern Saskatchewan for net proceeds of $159 million at the end of the third quarter. The year-to-date divestiture total now stands at $312 million. The company continues to assess its portfolio and may consider selling other non-core assets if market conditions are favourable. The company has been able to sell non-core assets despite a challenging divestiture market.

•                  Cenovus is on track with its implementation plan to convert its accounting policies to International Financial Reporting Standards (IFRS) for the first quarter of 2011.

Earnings Reconciliation Summary
(for the period ended September 30) ($ millions, except per share amounts)	2010 Q3	2009 Q3	9 months 2010	9 months 2009
Net earnings Add back (losses) & deduct gains:	223	101	920	776
Unrealized mark-to-market hedging gain (loss), after-tax	45	-252	231	-402
Non-operating foreign exchange gain (loss), after-tax	19	-74	35	-175
Operating earnings[1]	159	427	654	1,353
Per share diluted	0.21	0.57	0.87	1.80

   1Operating earnings is a non-GAAP measure as defined in the Advisory.

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, October 28, 2010, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 1-888-231-8191 (toll-free in North America) or 1-647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on October 28, 2010, until midnight November 4, 2010, by dialing 1-800-642-1687 or 1-416-849-0833 and entering conference passcode 11039206. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

Page 9	Q3 2010

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as net revenues, less production and mineral taxes, transportation and selling, operating and purchased product expenses and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in Cenovus’s interim consolidated financial statements.

•                  Operating earnings show net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as the current and long term portions of long term debt. Capitalization is a measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as net earnings before net interest, income taxes, depreciation, depletion and amortization, accretion of asset retirement obligation, foreign exchange gains or losses, gains or losses on disposal of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion and Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Page 10	Q3 2010

Forward-looking statements and information are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, our projected future value or net asset value, operating and financial results, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.

Our forward-looking information in respect of anticipated cash flow, operating cash flow and pre-tax cash flow is based on actual production and commodity prices for the nine months ended September 30, 2010 and the following fourth quarter 2010 assumptions: achieving average production of approximately 128,800 bbls/d of crude oil and liquids and 690 MMcf/d of natural gas; average commodity prices of a WTI price of US$82.50 per bbl and a WCS price of US$64.00 per bbl for oil, a NYMEX price of US$3.75 per Mcf and AECO price of $3.25 per GJ for natural gas; an average U.S./Canadian dollar foreign exchange rate of $0.99 US$/CDN$; and an average Chicago 3-2-1 crack spread for 2010 of US$9.15 per bbl for refining margins; and an average number of outstanding shares of approximately 752 million.

Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail on pages 73 to 80 of our 2009 Annual Information Form/Form 40-F and in our annual and interim MD&A as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $25 billion. For more information, visit www.cenovus.com.

Cenovus Contacts
Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

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